EXHIBIT(a)(1)(vii)

[FORM OF LETTER/EMAIL TO REJECTED TENDERING OPTION HOLDERS]

[SCPIE LETTERHEAD]

Dear SCPIE Employee:

Unfortunately, your Election to Tender Form in connection with the Stock Option Purchase Program was either inaccurate or incomplete and was not accepted by SCPIE. If you wish to Tender any of your eligible stock options, you must submit a new Election to Tender Form. Edward G. Marley for SCPIE must be in receipt of a properly completed Election to Tender Form before 9:01 P.M., Pacific Time, on Tuesday, December 16, 2003, unless the offer is extended. If we do not receive an accurate and complete Election to Tender Form from you before the deadline, all stock options currently held by you will remain intact at their original price and original terms.

If you have any questions, please reply to this note at tenderoffer@scpie.com.

Thank you.

Sincerely,

Edward G. Marley Controller